                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*



                             GANDER MOUNTAIN COMPANY
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  36471 P 10 8
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                                 (CUSIP Number)


                                FEBRUARY 8, 2005
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             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [ ]     Rule 13d-1(b)

                [X]     Rule 13d-1(c)

                [ ]     Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 36471 P 10 8                  13G                    Page 2 of 4 Pages
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    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

           DAVID C. PRATT

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    2      Check the Appropriate Box if a Member of a Group (See Instructions)             (a)  [ ]
                                                                                           (b)  [ ]

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    3      SEC Use Only


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    4      Citizenship or Place of Organization

           MISSOURI

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         Number of              5     Sole Voting Power

          Shares                      1,400,000
                              ------------------------------------------------------------------------------
       Beneficially             6     Shared Voting Power

                                      -0-
         Owned by
                              ------------------------------------------------------------------------------
                                7     Sole Dispositive Power
           Each
                                      1,400,000
         Reporting
                              ------------------------------------------------------------------------------
                                8     Shared Dispositive Power
        Person With
                                      -0-

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    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           1,400,000

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   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  [ ]

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   11      Percent of Class Represented by Amount in Row (9)

           9.8%

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   12      Type of Reporting Person (See Instructions)

           IN

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CUSIP No. 36471 P 10 8                  13G                    Page 3 of 4 Pages
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ITEM 1(a)       Name of Issuer:

                GANDER MOUNTAIN COMPANY

ITEM 1(b)       Address of Issuer's Principal Executive Offices:

                4567 AMERICAN BOULEVARD WEST
                MINNEAPOLIS, MN 55437
                PHONE: (952) 830-8700


ITEM 2(a)       Name of Person Filing:

                DAVID C. PRATT

ITEM 2(b)       Address of Principal Business Office:

                7701 FORSYTH BOULEVARD
                SUITE 1125
                ST. LOUIS, MISSOURI  63105
                PHONE:  314-727-5800

ITEM 2(c)       Place of Organization; Citizenship:

                DAVID C. PRATT IS A US CITIZEN RESIDING IN MISSOURI.

ITEM 2(d)       Title of Class of Securities:

                COMMON STOCK

ITEM 2(e)       CUSIP Number:

                36471 P 10 8

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person is filing is a:

         (a).   [ ]    Broker or Dealer registered under Section 15 of the Act;

         (b).   [ ]    Bank as defined in Section 3(a)(6) of the Act;

         (c).   [ ]    Insurance company as defined in Section 3(a)(19) of the
                       Act;

         (d).   [ ]    Investment company registered under Section 8 of the
                       Investment Company Act of 1940;

         (e).   [ ]    An investment advisor in accordance with
                       Rule 13d-1(b)(1)(ii)(E);

         (f).   [ ]    An employee benefit plan or endowment fund in accordance
                       with Rule 13d-1(b)(1)(ii)(F);

         (g).   [ ]    A parent holding company or control person in accordance
                       with Rule 13d-1(b)(1)(ii)(G);

         (h).   [ ]    A savings associations as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

         (i).   [ ]    A church plan that is excluded from the definition of an
                       investment company under Section 3(c)(14) of the Investment Company Act of 1940;

         (j).   [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                If this statement is filed pursuant to Rule 13d-1(c), check this box [X].


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CUSIP No. 36471 P 10 8                  13G                    Page 4 of 4 Pages
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ITEM 4. Ownership.

        On February 8, 2005, the filer acquired 191,000 shares increasing his holding to 793,300 shares, an amount in excess of 5% of the outstanding common stock of GMTN. As a result of subsequent purchases on February 9, 10 and 11, the filer currently holds an aggregate of 1,400,000 shares of the outstanding stock of GMTN.

ITEM 5. Ownership of Five Percent or Less of a Class.

        NOT APPLICABLE.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

        NOT APPLICABLE.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the
                Security Being Reported on By the Parent Holding Company.

        NOT APPLICABLE.

ITEM 8. Identification and Classification of Members of the Group.

        NOT APPLICABLE.

ITEM 9. Notice of Dissolution of Group.

        NOT APPLICABLE.

ITEM 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Dated: February 18, 2005

                                                      /s/ David C. Pratt
                                              ----------------------------------
                                                        David C. Pratt